Delisting Determination,The Nasdaq Stock Market, LLC,
February 1, 2019, Sharing Economy International Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Sharing Economy International Inc. (the Company), effective at the opening of the trading session on February 11, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5635. The Company was notified of the Staffs determination on November 26, 2018. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on December 6, 2018.